Gary R. Henrie
Attorney at Law
P.O. Box 107                                                                                                                                                                                                                                                                                                                                      Telephone:  309-313-5092
315 Kimball's Garden Circle                                                                                                                                                                                                                                                                                                      E-mail:  grhlaw@hotmail.com
Nauvoo, IL  62354

April 14, 2017

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
Washington, D.C. 20549

Re: Oxis International, Inc.
Preliminary Information Statement on Schedule 14C
Filed March 24, 2017
File No. 000-08092

Dear Ms. Hayes:

As securities counsel to Oxis International, Inc. (the "Company"), I have prepared this letter with management in response to the staff's comment letter dated March 24, 2017, regarding the Company's Preliminary Information Statement on Schedule 14C.  Each comment is reproduced below in bold italics and followed by the Company's response.

General

1. We note your disclosure that you obtained approval of the holders of approximately 51%of the voting power of your shares, but the beneficial ownership table included in the information statement shows that officers and directors hold less than 5% of the voting power and that there are no shareholders holding more than 5% of the outstanding shares. Please identify the shareholders who provided written consent for these actions, including each consenting stockholder's respective share ownership and relationship to the company.  Please also describe the events that led to your receipt of the written consents and provide an analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a- 1(l).

Response:  The action was approved by two shareholders who are Theorem Group LLC and Canyon's Trust who together hold 76% of the voting power of the Company.  The Information Statement has been revised to state that the action was approved upon a 76% vote rather than a 51% vote as stated previously.  The names of the two approving shareholders are now set forth in the Information Statement.  The two approving shareholders each hold shares of Series H Convertible Preferred Stock which in total converts into 3,333,333 shares of common stock.  The preferred stock has super voting rights.  Together the two shareholders can cast 333,333,333 votes at any meeting of the shareholders of the Company.  On March 28, 2017, the day the shareholder action was taken, there were a total of 102,724,993 common shares issued and outstanding.  Together with the voting power of the preferred stock, there were 436,058,326 votes that could be taken.  The two approving shareholder signed the written consent accounting for 333,333,333 votes which represented 76% of the total vote possible.

The corporate action was necessary in part because all of its common shares had either been issued or were committed to being issued and the Company was in a position where it could not fulfill obligations to issue common stock upon the conversion of outstanding derivative securities.  Both approving shareholders are the holders of derivative securities of the Company and knew of the plight of the Company and were part of discussions regarding the circumstances of the Company.  They agreed to enter into the written shareholder consent authorizing the corporate action upon their own volition.  This circumstance does not  fall under the definition of soliciting a proxy because of the operation of Exchange Act Rule 14a-1(l)(2)(i).

Amendment to the Certificate of Incorporation to Effect Reverse Stock Split, page 4

2. Please revise this section to provide tabular disclosure reflecting the number of record holders before and after giving effect to the reverse stock split, assuming both the high and low end of the reverse split range disclosed in the information statement.

Response:  Table is now included as requested.

Amendment to the Certificate of Incorporation to Increase the Number of Authorized Common Shares, page 10

3. Please specify the amount of the increase in the number of authorized common shares that is being sought.

Response:  The amount of  the increase in the number of authorized common shares that is being sought is now specified throughout the document.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Securities Counsel to the Company